

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2022

Michael Carotenuto
Chief Financial Officer
Cambridge Bancorp
1336 Massachusetts Avenue
Cambridge, Massachusetts 02138

      Re: Cambridge Bancorp
           Registration Statement on Form S-3
           Filed on October 18, 2022
           File No. 333-267930

Dear Michael Carotenuto:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Wall at 202-551-4162 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Finance